Exhibit 10.45

July 28, 2008

Mark A. Glickman

14 Exeter Drive

Marlboro, NJ 07746

Re: Second Amendment to Employment Agreement

Dear Mark:

This Agreement effective July 28, 2008 amends the agreement between you and Oscient Pharmaceuticals Corporation (“OSCIENT”) dated as of August 16, 2007, subsequently amended August 22, 2007, regarding the terms and conditions of your employment (the “Employment Agreement”). Capitalized terms in this Agreement shall have the meaning ascribed to them in the Employment Agreement unless otherwise expressly provided in this Agreement.

1. Position and Duties. The following provision shall replace in its entirety Paragraph 1 of the Employment Agreement:

1. Position and Duties. Effective July 28, 2008 (the “New Position Start Date”), the Employee shall serve OSCIENT as its Senior Vice President of Sales & Marketing, on a full-time basis. The Employee agrees to perform the duties of his position and such other duties as may reasonably be assigned to him from time to time consistent with the Employee’s position. The Employee also agrees that, while employed by OSCIENT, he will devote substantially all of his business time and his best efforts, skill and knowledge exclusively to the advancement of the business and interests of OSCIENT and its subsidiaries and to the discharge of Employee’s duties and responsibilities for them. The Employee warrants that he is free to enter into and fully perform this Agreement and is not subject to any employment, confidentiality, non-competition or other agreement, obligation or restriction which would conflict with this Agreement. For purposes of this Agreement, “Affiliates” means all natural persons and entities directly or indirectly controlling, controlled by or under common control with OSCIENT, where control may be by management authority, control or equity interest.

2. Compensation and Benefits. The following provision shall replace in its entirety Paragraph 2(a) of the Employment Agreement.

a. Base Salary. OSCIENT will pay the Employee a base salary at the rate of Two Hundred and Ninety Five Thousand Dollars ($295,000) per year, payable in accordance with the regular payroll practices of OSCIENT and subject to increase from time to time by the Compensation Committee of the Board of Directors of OSCIENT (the “Compensation Committee”) in its discretion (such base salary as in effect from time to time, the “Base Salary”).

3. Compensation and Benefits. The following provision shall be inserted as Paragraph 2(d)(ii) of the Employment Agreement and the preceding paragraph shall be re-designated Paragraph 2(d)(i).

d.(ii) Options Grants. In connection with the commencement of the Employee’s new position and duties, he will be granted an option to purchase 15,000 shares of OSCIENT’s common stock, which will vest during the Employee’s continued employment with OSCIENT in equal annual installments over a two (2) year period, on the anniversary of the New Position Start Date. The exercise price per share for this option grant will be the fair market value per share of OSCIENT’s common stock as of the New Position Start Date. In addition, the Employee will be granted 10,000 restricted shares of common stock which will vest in equal installments over a two (2) year period, on the anniversary of the New Position Start Date. The terms of these options and restricted shares are governed by OSCIENT’s 2001 Incentive Stock Plan.

4. Termination of Employment; Severance Benefits and Effect of Termination. The following provisions shall replace in its entirety Paragraph 4(a), Paragraph 4(b), and Paragraph 4(c) of the Employment Agreement respectively.

a. In the event of termination of the Employee’s employment by OSCIENT other than for Cause (as defined below) or the Employee’s termination of employment for Good Reason (as defined below), OSCIENT will: (i) continue to pay the Employee his Base Salary and, provided the Employee is eligible for and exercises his rights under COBRA, continue to pay its share of the premium cost of his participation and that of his qualified beneficiaries in OSCIENT’s group health and dental plans for the lesser of (x) a period of nine (9) months from the date of termination or (y) such period of time that it takes the Employee to find comparable employment and (ii) pay the Employee on the date of termination any Base Salary earned but not paid through the date of termination and (iii) pay the Employee any bonus to which he is entitled in accordance with Paragraph 2(c) above, prorated to the date of termination and payable at the time such bonuses are payable to OSCIENT executives generally. All severance payments will be payable in accordance with the normal payroll practices of OSCIENT. Any obligation of OSCIENT to the Employee hereunder is conditioned, however, on the Employee signing a timely and effective release of claims in the form attached to this Agreement as its Exhibit A (the “Employee Release”).

b. In the event of termination of the Employee’s employment by OSCIENT for Cause or termination by the Employee other than for Good Reason, OSCIENT will have no further obligations to the Employee other than for paying him any Base Salary earned but not paid through the date of termination. If the Employee terminates his employment without Good Reason (as defined below), the Employee will give OSCIENT two (2) month’s written notice; provided, however, that the Board may elect to waive the period of notice, or any portion thereof, and, if the Board so elects, OSCIENT will pay the Employee his Base Salary for the initial two months of notice period (or for any remaining portion of that initial period).

c. If on, or within two years after, a Change of Control (as defined below) of OSCIENT, (i) the Employee’s employment is terminated by OSCIENT other than for Cause, or (ii) the Employee terminates his employment with OSCIENT due to the fact that (a) OSCIENT takes any action that results in a material diminution in the Employee’s position, authority or duties as such position, authority or duties existed immediately prior to the Change of Control, (b) OSCIENT takes any action that would require the Employee to have his principal place of work changed to any location outside a sixty (60) mile radius of his current residence of Marlboro, NJ, or (c) OSCIENT makes a material failure to provide Employee with compensation and benefits in accordance with the terms of Section 2, above, other than a single inadvertent failure that is cured within ten (10) business days after notice from Employee specifying in reasonable detail the nature of the failure, then, in the case of either (i) or (ii), OSCIENT will (1) pay the Employee, on the Termination Date or its next regular payday, as appropriate, the Base Salary for the final payroll period of the Employee’s employment through the date his employment terminates and any vacation he has earned but not used through the termination date, (2) reimburse promptly any business expenses he has incurred on or before the termination date which are eligible for reimbursement under Company policies but have not yet been reimbursed, provided that he submits required documentation and substantiation of such business expenses within sixty (60) days of the termination date, (3) pay the Employee a pro-rated bonus for the fiscal year in which the termination date occurs, determined by multiplying the bonus he would have received had he remained employed through the end of the fiscal year by a fraction, the numerator of which is the number of days he was employed in that fiscal year, through the termination date, and the denominator of which is 365, (4) pay the Employee a single lump equal to the product of 1.5 multiplied by the sum of the Base Salary at the annual rate in effect on the termination date and his annual target incentive bonus for the fiscal year in which the termination date occurs, (5) if the Employee and his qualified beneficiaries are eligible to continue participation in the Company’s group health and dental plans under COBRA and elect to do so, continue to contribute to the premium cost of that coverage at the same rate that it contributes for current employees until the earlier of the expiration of eighteen (18) months from the termination date or the date the Employee ceases to be eligible to continue participation in those plans under COBRA, and (6) if Employee has restricted stock granted to him in connection with his employment with OSCIENT, lift the restrictions as of the termination date and any options to purchase OSCIENT’s common stock granted to the Executive in connection with his employment by OSCIENT that remain unvested on the termination date shall vest and shall remain exercisable until the earlier of the expiration of two years from the termination date or the final exercise date of the options, determined in accordance with the applicable stock plan, certificate or agreement. Any obligation of OSCIENT to the Employee hereunder is conditioned, however, on the Employee signing a timely and effective release of claims in the form attached as the Employee Release. All severance payments will be payable in accordance with the normal payroll practices of OSCIENT. (For the avoidance of doubt, in the context of a Change of Control the term “OSCIENT” here may mean Oscient Pharmaceutical Corporation or its successor or assign.)

5. Good Reason. The following shall be inserted as Paragraph 4(f) of the Employment Agreement, and the remaining paragraphs of Section 4 shall be re-designated accordingly:

g. For purposes of this Employment Agreement, “Good Reason” shall mean: (i) any action by OSCIENT that results in a material diminution in the Employee’s position, responsibilities or duties with OSCIENT which is not cured within ten (10) business days following notice from the Employee specifying in reasonable detail the nature of such diminution; provided, however, that a diminution in the business of Oscient shall not constitute Good Reason hereunder; (ii) material failure of OSCIENT to provide the Employee compensation and benefits in accordance with the terms of Section 2, above, excluding an inadvertent failure that is corrected within ten (10) business days following notice from the Employee specifying the nature of the failure; or (iii) relocation of the Employee’s primary worksite more than sixty (60) miles from its then current location without his consent without his consent.

6. Tax Gross-Up Payments. The following shall be inserted as Paragraph 4(i) of the Employment Agreement, and the remaining paragraphs of Section 4 shall be re-designated accordingly:

i. Anything in this Employment Agreement to the contrary notwithstanding, in the event that it shall be determined that any payment (including any of the Tax Gross-Up Payments as defined below) or benefit (including without limitation any accelerated vesting of options or other equity awards) made or provided, or to be made or provided, by the OSCIENT (or any successor thereto or affiliate thereof) to or for your benefit, whether pursuant to the terms of this Employment Agreement, any other agreement, plan, program or arrangement of or with OSCIENT(or any successor) or otherwise (a “Total Payment”) will be subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986 as amended (the “Code”) or any comparable tax imposed by any replacement or successor provision of the United States tax law (the “Excise Tax”), OSCIENT shall pay you one or more additional cash payments (the “Tax Gross-Up Payments”) in an aggregate amount that after reduction for all taxes (including but not limited to the Excise Tax) with respect to such Tax Gross-Up Payments is equal to the amount of the Excise Tax (if any) imposed on the Total Payments; provided that, as described in Paragraph 4(n) above, to the extent any Tax Gross-Up Payment would be considered deferred compensation for the purposes of section 409A of the Code, the manner and time of payment shall, if possible, be adjusted to the mutual satisfaction of you and OSCIENT to the extent necessary (but only to the extent necessary) to comply with the requirement of section 409A of the Code with respect to such payment so that the payment does not give rise to the interest or additional tax amounts described at section 409A(a)(1)(B) or section 409A(b)(4) of the Code.

7. Miscellaneous. Except as expressly modified herein, the Employment Agreement, and all of its terms and provisions, shall remain unchanged and in full force and effect. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

If the foregoing is acceptable to you, please sign this letter in the space provided. At the time you sign and return it this letter will take effect as a binding agreement between you and OSCIENT on the basis set forth above and as of the date first written above.

Sincerely yours,	Accepted and Agreed:
Joseph Pane Vice President, Human Resources July 28, 2008	Mark A. Glickman July 28, 2008